UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Cobalis Corp.

(Name of Issuer)

 Common Stock

(Title of Class of Securities)

19074Y 20 5

 (CUSIP Number)

Chaslav Radovich, 2445 McCabe Way, Suite 150, Irvine, CA 92614
(949) 757-0001

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2006

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.19074Y 20 5

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Chaslav Radovich

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) n/a

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization U.S.

Number of	7. U	Sole Voting Power 782,851
Shares
Beneficially	8.	Shared Voting Power 6,282,722
Owned by
Each	9. U	Sole Dispositive Power 782,851
Reporting
Person	10.	Shared Dispositive Power 6,282,722
With

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,065,573

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	13.	Percent of Class Represented by Amount in Row (11) 25.3%

	14.	Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer

This statement relates to shares of the common stock, $.001 par value of Cobalis Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2445 McCabe Way, Suite 150, Irvine, CA 92614.

Item 2. Identity and Background

(a)	Name:	Chaslav Radovich
(b)	Business Address:	2445 McCabe Way, Suite 150, Irvine, CA 92614
(c)	Present Principal Occupation:	Officer and director of the Issuer.
(d)	Disclosure of Criminal Proceedings:	none
(e)	Disclosure of Civil Proceedings:	none
(f)	Citizenship:	U.S.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Chaslav Radovich is an immediate family member of and shares a household with his father, Mr. Radul Radovich, the trustor and beneficiary of St. Petka Trust. There were no changes to Mr. Chas Radovich’s holdings. On April 17, 2006, St. Petka Trust sold 40,000 shares to a third-party purchaser in a private transaction. The sales price was $1.00 per share. On April 17, 2006, Silver Mountain Promotions, which is owned by Mr. Radul Radovich, gifted 10,000 shares to a third-party recipient. The market price on the date of the gift was $1.53 per share. Mr. Chas Radovich did not personally acquire or sell any shares.

Item 4. Purpose of Transaction

There were no changes to Mr. Chas Radovich’s holdings. Mr. Chaslav Radovich is an immediate family member of and shares a household with his father, Mr. Radul Radovich, the trustor and beneficiary of St. Petka Trust. On April 17, 2006, St. Petka Trust sold 40,000 shares to a third-party purchaser. The purpose of the sales was to pay expenses of the trust and distribute funds to the trustee.
On April 17, 2006,Silver Mountain Promotions gifted 10,000 shares to a third-party recipient.

Item 5. Interest in Securities of the Issuer

Mr. Radovich beneficially owns a total of 7,065,573 shares of the Issuer’s common stock as follows:

(a)  Chaslav Radovich, sole officer and director of the Issuer, owns 738,851 shares individually, and as custodian for his minor child Milena Radovich, who owns 44,000 shares, or 782,851 shares in the aggregate or 2.8% of the Issuer’s total issued and outstanding shares of 27,921,876 shares on the date of the transaction. The St. Petka Trust directly owns 6,202,556 shares of the Issuer’s common stock which comprises 22.2% of the Issuer’s total issued and outstanding shares. The beneficiaries of the St. Petka Trust are immediate family members of Chaslav Radovich and Milena Radovich, and who share a household with those beneficiaries of the St. Petka Trust. R&R Holdings, which owns 333 shares and Silver Mountain Promotions, which owns 79,833 shares, are both controlled by an immediate family member of Chaslav Radovich.

(b)  Chaslav Radovich has sole voting and dispostive power as to the 738,851 shares he owns individually and as to the 44,000 shares which he holds as custodian for his minor child, Milena Radovich. The St. Petka Trust has sole voting and dispositive power as to the 6,202,556 shares it owns directly. R&R Holdings, which owns 333 shares, has solve voting and dispositive power as to those shares, and Silver Mountain Promotions, which owns 79,833 shares, has sole dispositive power with regard to the shares it owns; both these entities are controlled by an immediate family member sharing a household with Chaslav Radovich.

(c) On April 17, 2006, St. Petka Trust sold 40,000 shares to a third-party purchaser. The sales price was $1.00 per share. On April 17, 2006, Silver Mountain Promotions gifted 10,000 shares to a third-party recipient. The market price on the date of the gift was $1.53 per share. Mr. Radul Radovich did not personally acquire or sell any shares. Mr. Chaslav Radovich did not personally acquire or sell any shares.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2006	By:	/s/ Chaslav Radovich
Chaslav Radovich

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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